

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2021

Gilad Shany
Co-Chief Executive Officer
ION Acquisition Corp 3 Ltd.
89 Medinat Hayehudim Street
Herzliya 4676672, Israel

> **Re: ION Acquisition Corp 3 Ltd.**
> **Registration Statement on Form S-1**
> **Filed April 6, 2021**
> **File No. 333-255072**

Dear Mr. Shany:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibit 5.1, page 1

1.   Please have counsel revise its opinion filed as Exhibit 5.1 to clarify that the company is registering 28,750,000 units of the Company, including up to 3,750,000 units which may be purchased upon the exercise of the over-allotment option.

Exhibit 5.2, page 1

2.   Please have counsel revise its opinion filed as Exhibit 5.2 to opine on the Class A ordinary shares issuable upon exercise of the redeemable warrants.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Colin Diamond